EXHIBIT 99.2

ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom

Update—Routine announcements in the period to May 6, 2021

BLOCK LISTING SIX MONTHLY RETURN

Date: April 30, 2021

Name of applicant:		Ferguson plc

Name of scheme:		Ferguson Group Share Option Plan 2010

Period of return:	From:	November 1, 2020	To:	April 30, 2021

Balance of unallotted securities under scheme(s) from previous return:		140,812 ordinary 10p shares

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		140,812 ordinary 10p shares

The Ferguson Group Share Option Plan 2010 has now expired. No further shares may be issued under the block listing and no further block listing returns will be made in respect of this expired scheme, therefore, the block listing is hereby cancelled. In accordance with LR3.5.6R, a final blocklisting return in respect of this block listing is set out above in the prescribed form.

Name of applicant:		Ferguson plc

Name of scheme:		Ferguson Group Long Term Incentive Plan 2015

Period of return:	From:	November 1, 2020	To:	April 30, 2021

Balance of unallotted securities under scheme(s) from previous return:		91,063 ordinary 10p shares

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		91,063 ordinary 10p shares

Name of applicant:		Ferguson plc

Name of scheme:		Ferguson Group International Sharesave Plan 2011

Period of return:	From:	November 1, 2020	To:	April 30, 2021

Balance of unallotted securities under scheme(s) from previous return:		181,430 ordinary 10p shares

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		181,430 ordinary 10p shares

Name of contact:	Graham Middlemiss, Group Company Secretary

Telephone number of contact:	+44 (0) 118 927 3800

FERGUSON PLC

(THE “COMPANY”)

NOTIFICATION OF TOTAL VOTING RIGHTS AND CAPITAL IN THE COMPANY

In accordance with DTR 5.6.1, the Company hereby notifies the following:

The Company’s issued share capital as at April 30, 2021 consisted of 232,171,182 ordinary shares of 10 pence each (“Ordinary Shares”), of which 8,293,975 Ordinary Shares were held in treasury as at the date of this disclosure. The voting rights of treasury shares are automatically suspended.

Therefore, the total voting rights in the Company is 223,877,207. This figure may be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules and the Company’s Articles of Association.

Enquiries:

Graham Middlemiss, Group Company Secretary

(0118 927 3800)

May 4, 2021